Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 3, 2013

VIA FEDERAL EXPRESS AND EDGAR

Russell Mancuso, Esq.
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quartet Merger Corp. Registration Statement on Form S-1 Filed September 12, 2013 File No. 333-191129

Dear Mr. Mancuso:

On behalf of Quartet Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 26 , 2013, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Brian Soares.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Additionally, we wish to advise the Staff that the Company and the underwriters have determined to change the structure of the units being sold in the offering.  The units will now consist of one share of common stock and one right, each right entitling the holder to automatically receive one-tenth (1/10) of a share of common stock upon consummation of an initial business combination.  The Company will no longer have two classes of common stock.  We have revised the disclosure throughout the Registration Statement to reflect this change.

Securities and Exchange Commission

October 3, 2013

Prospectus Cover

1.
We note your response to prior comment 1. Please provide us a copy of the “printed” version of your prospectus cover that shows how the text will be presented on one page in a manner consistent with the requirements of Rule 421.

A copy of the cover page as it will appear in the printed copy is included herewith as requested.

Prospectus Summary, page 1

2.
We note that your definition of “sponsors” refers to your initial stockholders prior to the offering. It is unclear whether you mean just the initial holders of your stock or also the transferees of those holders like those mentioned on page 75. Also please tell us whether you mean the effective date of the registration statement or the closing of the offering when you refer to “this offering” in the definition of “sponsors.” Please revise for clarity.

We have revised the disclosure on page 1 of the Registration Statement to clarify that the term “sponsors” refers to the holders of the insider shares (as defined in the Registration Statement) prior to the consummation of the offering as requested.

3.
We note your response to prior comment 6; however, the second paragraph on page 2 of the prospectus continues to refer to prior transactions. Please relocate that disclosure to a subsequent section of your document where you can provide balanced disclosure regarding those transactions. In this regard, please tell us where you have provided disclosure of any relevant adverse results relating to those transactions, like losses, delinquent filings, and issuance of financial statements that were later found to be misstated.

We have revised the disclosure on page 2 of the Registration Statement to remove the above-referenced paragraph as requested.  In response to prior comment 6, we previously added the following disclosure to page 47 of the Registration Statement:

“In March 2008, Mr. Rosenfeld became the chairman of the board, chief executive and president, and Mr. Sgro became the chief financial officer, secretary and a director, of Symphony Acquisition Corp. and Staccato Acquisition Corp., two blank check companies, each formed to complete a business combination with one or more businesses or entities. Due to market conditions, neither Symphony Acquisition Corp. nor Staccato Acquisition Corp. completed its initial public offering and neither engaged in any substantive operations.”

In furtherance of the Staff’s comment, we have now included additional disclosure on page 47 of the Registration Statement to provide further adverse results as requested.

Securities and Exchange Commission

October 3, 2013

4.
We note your revisions on page 6 in response to prior comment 7; however, the purpose of the Class B remains unclear. If you wanted to alleviate dilutive effects, would that not be achieved more effectively by selling only Class A shares? Please revise to highlight clearly the purpose of having two classes of common stock. In an appropriate subsequent section of your document, explain how the two classes achieve this purpose.

Initially, as noted above, the Company and the underwriters have determined to change the structure of the units to include a share of common stock and a right, each right entitling the holder to automatically receive one-tenth of a share of common stock upon consummation of an initial business combination.

By offering rights as part of the units that automatically entitle the holder to receive only one-tenth of a share of common stock, as opposed to warrants included in units of similarly structured blank check offerings that most often entitle the holder to receive a full share of common stock, the Company has reduced the number of shares of common stock that it will have to issue after the offering, thereby alleviating to a large degree (although not entirely) the dilutive effects of the warrants.  We have revised the disclosure on pages 6 and 48 of the Registration Statement to indicate the foregoing.

Private Placements, page 3

5.
Please address that part of prior comment 10 that sought clear disclosure of whether there are voting restrictions on the insider or private placement shares in connection with a vote to amend your charter as mentioned on page 58.

We have revised the disclosure on pages 3 and 4 and elsewhere in the Registration Statement as requested.

Securities and Exchange Commission

October 3, 2013

6.
Please expand your response to prior comment 12 to provide a more detailed explanation of how you calculated the restricted periods for your public offering and the two separate private placements involving your sponsors and underwriter in connection with your public offering and any subsequent exercise of the overallotment option by the underwriter. Include in your response:

●	your analysis of whether the underwriter’s participation in the private placement in connection with any subsequent exercise of the overallotment option will be deemed to continue the distribution of your public offering, thereby extending the applicable restricted period under Regulation M, and

●
an explanation of when the offering price - which you say in response 12 is subject to change - will be set for the public offering as well as for the private placements, and the specific circumstances in which the price is likely to change from what you currently disclose.

Pursuant to Rule 100 of Regulation M (“Rule 100”), the restricted period begins “on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant, and end[s] upon such person's completion of participation in the distribution.”  According to the guidance found in Staff Legal Bulletin No. 9, “Frequently Asked Questions regarding Regulation M” (“Regulation M FAQ”), for purposes of calculating the beginning of the restricted period under Regulation M, the determination of the offering price occurs when the parties agree on the price, whether or not the agreement is memorialized in writing.  A “distribution” is defined under Rule 100 as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  Therefore, the restricted period will begin five days prior to the determination of the offering price, which determination as described below will be made at the earliest on October 14, 2013, and will end upon consummation of the public offering, after which consummation no additional offers or sales of the Company’s securities may be made by the Company or the underwriters in connection with the public offering.

As to the Staff’s first bullet point, the underwriters’ participation in the private placement in connection with any exercise of the overallotment option should not be deemed to continue the distribution of the public offering.  According to the guidance found in the Regulation M FAQ, the underwriters’ participation in a distribution is completed when all of the securities have been distributed and after any stabilization arrangements and trading restrictions in connection with the distribution have been terminated. The guidance specifically contemplates the exercise of overallotment options and concludes that “[a] later exercise of an overallotment option does not affect the ‘termination’ of the distribution, unless it is exercised for an amount exceeding the syndicate short position at the time of exercise.”  In connection with the Company’s public offering and as specifically provided in the underwriting agreement, the underwriters’ overallotment option may only be exercised to cover the underwriters’ short position at the time of exercise.  It may not be used to offer or sell additional securities of the Company once the public offering has been consummated.  Accordingly, and based on the Staff’s Regulation M guidance, a subsequent exercise of the overallotment option should not be deemed to continue the distribution of the Company’s public offering.

Securities and Exchange Commission

October 3, 2013

Furthermore, the underwriter’s participation in the private placement is not meant to stabilize or inflate the unit price in the aftermarket.  It is a private placement separate and apart from the public offering which is being made for investment purposes, as the securities being purchased are not transferable until after the Company completes its initial business combination and in order to ensure that approximately $10.20 per share will be placed in the trust account.  The private placement is fully disclosed throughout the Registration Statement and these types of private placements have been an integral part of hundreds of similar offerings.

As to the Staff’s second bullet point, as noted in our response to prior Comment 12 in our September 12, 2013 letter, despite the current disclosure in the Registration Statement of an offering price of $10.00, the price has not been formally determined.  The Company and underwriters are still negotiating various aspects of the offering structure.  This is particularly evident by Amendment No. 1 in which the offering has been restructured by changing the securities comprising the units.  Accordingly, no agreement has been reached orally or otherwise by the Company and the underwriters as to the final offering price.  Factors such as market conditions and investor interest in the type of units being sold by the Company could result in a change to the offering price or other aspects of the offering.  For instance, the underwriter has sold units in the past for similarly structured blank check companies with offering prices ranging from $6.00 per unit to $10.00 per unit depending on such factors.  The Company and underwriters anticipate finalizing the offering price and other terms of the public offering immediately prior to conducting the first road show for the offering, which will not occur any earlier than October 14, 2013.  Therefore, the earliest date on which the Company expects to determine the offering price is October 14, 2013.  Accordingly, the restricted period for the offering would begin no earlier than October 7, 2013 (five business days prior to the determination of the offering price).

We also note that each of the Company’s sponsors and EarlyBirdCapital, Inc. have now formally committed to purchase the private placement units by entering into subscription agreements, forms of which have been filed with this Registration Statement.  There are no conditions to the obligations of the sponsors and EarlyBirdCapital, Inc. other than the consummation of the public offering.  Accordingly, these purchases are already complete and will not be deemed to occur during the restricted period.

7.
We will continue our evaluation of your responses to our prior comments - including prior comments 12 and 63 - after you file the relevant agreements, including the underwriting and subscription agreements, as exhibits to your registration statement. We encourage you to include the exhibits with the next amendment to your registration statement.

The Staff’s comment is duly noted.  We have included the majority of exhibits with this filing of the Registration Statement as requested.  The remaining exhibits will be filed as soon as possible.

Securities and Exchange Commission

October 3, 2013

8.
Please explain in greater detail your conclusion stated in response to prior comment 12 that the private placements will not have any effect on the market price of the securities being offered in the registered transaction given that it appears that the private placements were designed specifically to satisfy your commitment to the public stockholders to place and maintain at least approximately $10.20 per public Class A share in the trust. Include in your response your analysis of why the sponsors’ and underwriter’s private placement purchases, which are specifically intended to maintain at least $10.20 per public Class A share in the trust account, will not (1) have any effect or influence on the trading volume in your securities, (2) affect public stockholders’ decision to buy, hold or sell their Class A shares, or (3) otherwise facilitate the public offering or initial business combination.

As indicated in response to prior comment 12, the items indicated in the Staff’s current comment only come into play if the Staff were to take the position that the “purchase” of the private placements occurs at the consummation of the offering (i.e., concurrent with the closing of the initial public offering, or the exercise of the over-allotment option).  Section 3(a)(13) of the Securities Exchange Act of 1934 (“Exchange Act”) defines a “purchase” to include “any contract to buy, purchase or otherwise acquire a security.” As discussed above in response to comment 6, the purchasers have already entered into the subscription agreements to purchase the private units.  Therefore, the purchases of the private units are already complete and will not be deemed to have occurred during the restricted period.

Nevertheless, if the Staff disagreed with the foregoing analysis and deemed the purchase to occur at the consummation of the offering, the Company asserts that the private placement offering and initial public offering are concurrent distributions covered by the Staff’s Regulation M FAQ. According to the Staff’s guidance in the Regulation M FAQ, the Staff does not believe “that solicitation activity qualifying for the Rule 101(b)(9) and Rule 102(b)(5) exceptions necessarily creates an impermissible inducement to purchase in a concurrent distribution. Therefore, absent additional factors, bona fide offers to sell or the solicitation of offers to buy the securities being distributed in one distribution would not be impermissible inducements with respect to a concurrent distribution.”  Here, the Company has made bona fide offers to sell its securities in a private placement taking place concurrently with, but separately from, the initial public offering.  In accordance with the Staff’s guidance discussed above, such offers are not impermissible inducements with respect to the Company’s initial public offering; and conversely, efforts to sell securities in the initial public offering do not constitute impermissible inducements with respect to the Company’s concurrent private placement.

Securities and Exchange Commission

October 3, 2013

Accordingly, even assuming that the private placements (1) had an effect on or otherwise influenced the trading volume in the Company’s securities, (2) affected public stockholders’ decision to buy, hold or sell the Company’s shares of common stock, or (3) otherwise facilitated the public offering or initial business combination, it would still not be a violation of Rules 101 or 102 of Regulation M for the reasons previously indicated and discussed above.

Finally, it should be noted that the private placement could have been completed at the time the Company was formed and would not have violated Rules 101 or 102 of Regulation M.  There was just no reason to cause the private placement to occur at that time because it would have been unnecessary if the public offering never took place.  This private placement is not the activity that Regulation M was designed to protect against.

For the foregoing reasons, we continue to respectfully believe that the private placements will not violate Regulation M.

Limited Payments to Insiders, page 9

9.
Please reconcile your disclosure that there is no limit on the amount of out-of-pocket expenses reimbursable by you with your disclosure beginning on page 8 regarding the limited amount of proceeds you can release from the trust.

We have revised the disclosure on page 9 of the Registration Statement as requested.

Conversion rights, page 11

10.	We note your response to prior comment 16. Please provide us your analysis supporting your conclusion that the 94.2% threshold permits your net tangible assets to be at least $5,000,001.

If the over-allotment option is exercised, the Company will sell 9,660,000 units.  As indicated in the “Use of Proceeds” section of the Registration Statement, this will result in $98,491,750 being placed in trust.  If 94.9% of the shares sold in the offering seek conversion at the conversion price of approximately $10.20 per share, this would result in the Company having $5,000,006 remaining.

Risk Factors, page 17

11.
We note your response to prior comment 24. We also note your disclosure on page 2 that the requirement that the target business have a value at least equal to 80% of the balance of the trust account is pursuant to a Nasdaq rule. In addition, we note that you describe voting, transfer and liquidation restrictions, indemnification obligations, obligations to pay the cost of liquidation and similar obligations as agreements between you and your affiliates. It is unclear why such restrictions or obligations could not be changed by Nasdaq delisting or revised agreements between the parties without approval of all of your public stockholders. We may have further comment when you file the relevant agreements as exhibits to this registration statement.

After further reflection on the Staff’s prior comment 24, we have revised the disclosure on page 17 of the Registration Statement to provide an appropriate risk factor as requested.

Securities and Exchange Commission

October 3, 2013

12.	Please provide us citations to the specific authority for the conclusions in the first sentence of your response to prior comment 25.

Section 102(b)(5) of the Delaware General Corporation Law (“DGCL”) provides that if a provision limiting the duration of the corporation's existence to a specified date is not included, the corporation shall have perpetual existence.  Section 275 of the DGCL then states that if it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, shall cause notice of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution to be mailed to each stockholder entitled to vote thereon as of the record date for determining the stockholders entitled to notice of the meeting.  Accordingly, the only way to effect a liquidation if the company’s existence is not tied to a specified date is to obtain stockholder approval at that time.

13.
We note your response to prior comment 27. However, if a public Class A stockholder wishes to vote against a business combination because that holder prefers that the company seek a different transaction, it appears that your structure presents that stockholder with a conflict because, by exercising the right to express the holder’s views against the proposed transaction, the holder is forced to risk losing a portion of the trust funds if you subsequently liquidate. Please address this conflict in a separate risk factor.

Please be advised that the Company has determined that it will no longer provide a different liquidation amount based on whether a stockholder voted for or against the last proposed business combination.  Accordingly, each public stockholder will receive a pro rata share of the trust account upon liquidation, regardless of how he votes on a proposed transaction.  We have revised the disclosure throughout the Registration Statement to reflect the foregoing.  Accordingly, this comment is no longer applicable.

14.
We note the last sentence of your response to prior comment 31. If true, please highlight in a separate risk factor that shareholders who abstain or who do not vote will not be entitled to convert their shares into cash in connection with the transaction or to receive cash in connection with liquidation of the trust.

We have revised the disclosure on page 24 of the Registration Statement as requested.

Securities and Exchange Commission

October 3, 2013

15.
Please expand your response to prior comment 39 to clarify why you believe the tax implications to investors do not present a material risk that should be disclosed at this time. For example, do investors not face material tax risks or uncertainties that they cannot avoid after they make an investment decision in this offering; for example, risks or uncertainties regarding allocation of basis among the offered securities, the automatic conversion of the Class B, or the liquidation proceeds changing depending on the investors’ vote on a business combination?

As discussed above, the Company and underwriters have determined to change the structure of the units the Company is offering such that Class B common stock is no longer being offered.  We have revised the disclosure on page 32 of the Registration Statement to include a tax risk relating to the allocation of basis among the offered securities.  There are no adverse tax consequences of the automatic conversion of the rights upon consummation of a business combination and, as indicated above, the Company has determined that it will no longer provide a different amount based on whether a stockholder voted for or against a proposed business combination.  Accordingly, such items are not risks to an investor in this offering.

If third parties bring claims . . ., page 19

16.
We note your response to prior comment 19. Please revise this risk factor to clarify that Mr. Rosenfeld will not be personally liable to your public stockholders and instead will only be liable to you, as disclosed on page 57.

We have revised the disclosure on page 18 of the Registration Statement as requested.

We may be unable to consummate an initial . . ., page 24

17.	We note your revisions to this risk factor in response to prior comment 3; however, the risk factor caption still refers to a “pro rata” distribution in connection with liquidation. Please revise.

As indicated above, the Company has determined that it will no longer provide a different liquidation amount based on whether a stockholder voted for or against the last proposed business combination and each holder will receive a pro rata portion of the amount in trust.  Accordingly, this comment is no longer applicable.

Securities and Exchange Commission

October 3, 2013

If we are unable to consummate an initial business combination . . ., page 25

18.
We note your response to prior comment 31. Please clarify whether, in the event of liquidation, you will distribute $10 per share to dissenting public Class A shareholders from the trust account before calculating the per share amount to be distributed to those public shareholders who voted in favor of the last proposed business combination. If that is the case, please revise to disclose throughout your prospectus the related implications, such as the possibility that public shareholders who voted in favor may receive less than $10 per Class A share. Also, please clarify who will receive the amount in excess of $10 per share that would have been received by the dissenting shareholders in the event that the per share amount in the trust exceeds $10 per share.

As indicated above, the Company has determined that it will no longer provide a different liquidation amount based on whether a stockholder voted for or against the last proposed business combination and each holder will receive a pro rata portion of the amount in trust.  Accordingly, this comment is no longer applicable.

19.
Please provide us your analysis of how the different rights of your stockholders upon liquidation affect the trading of your securities. For example, how will a purchaser of your securities in the public market know whether the security being purchased was voted for or against a proposed transaction and, therefore, what the holder will receive upon liquidation?

As indicated above, the Company has determined that it will no longer provide a different liquidation amount based on whether a stockholder voted for or against the last proposed business combination and each holder will receive a pro rata portion of the amount in trust.  Accordingly, this comment is no longer applicable.

We may not be required to obtain an opinion from an independent..., page 30

20.
In an appropriate section of your document, please disclose the substance of the second sentence of your response to prior comment 35, and clarify whether this provision requires the consent of all public Class A shareholders before it can be changed.

We have revised the disclosure on page 51 of the Registration Statement as requested.

Use of Proceeds, page 35

21.	Please revise your disclosure in the second paragraph following the footnotes on page 36 to be consistent with your response to prior comment 34.

We have revised the disclosure on page 35 of the Registration Statement as requested.

Securities and Exchange Commission

October 3, 2013

Sources of Target Business, page 50

22.
Please expand your response to prior comment 46 to explain why you do not believe the underwriter’s equity ownership and payment rights create a conflict of interest given that the underwriter will not receive its 3.75% fee unless you consummate an initial business combination. In this regard, we also note the fact that the underwriter has agreed not to convert or sell its insider shares until after you consummate an initial business combination.

As previously indicated in response to prior comment 46, the underwriter’s equity ownership and payment rights do not create a conflict of interest as the underwriters do not have any fiduciary duties to the Company or its stockholders and only provide the services described in the Registration Statement once the Company has located a prospective target business to proceed with. They have no ability or right to influence the board to determine which transaction to present to stockholders for their approval.  Accordingly, the fact that they will be paid only on consummation of a business combination and cannot transfer their insider shares until such time does not present a conflict of interest to stockholders because it will not influence the board’s determination of which deal to present to stockholders.

Liquidation, page 55

23.
Please expand your response to prior comment 50 tell us whether state law is settled with regard to whether different holders of the same class or series of shares can be entitled to receive different amounts upon liquidation. In your response, please cite any relevant precedent that addresses this issue specifically.

As indicated above, the Company has determined that it will no longer provide a different liquidation amount based on whether a stockholder voted for or against the last proposed business combination and each holder will receive a pro rata portion of the amount in trust.  Accordingly, this comment is no longer applicable.

Election to remain an investor . . ., page 61

24.	Please disclose the substance of the second paragraph of your response to prior comment 32 in this section.

We have revised the disclosure on page 61 of the Registration Statement as requested.

Securities and Exchange Commission

October 3, 2013

Limitation on Liability and Indemnification . . ., page 71

25.	Please expand your revision in response to prior comment 19 to clarify, if true, that the limitation on indemnification you disclose here is memorialized in your charter documents.

We have revised the disclosure on page 71 of the Registration Statement as requested.

Principal Stockholders, page 72

26.
We note your response to prior comment 55; however, regulation S-K Item 403(b) requires that your disclosure of the security ownership of management reflect ownership of each class of equity securities. Please revise.

As discussed above, the Company and underwriters have determined to change the structure of the units the Company is offering such that Class B common stock is no longer being offered.  We therefore respectfully believe that this comment is no longer applicable.

27.
We note your disclosure in the second and last paragraphs on page 73. Please provide us a table that shows the amount to be forfeited and the amount of private units to be purchased by each entity and group in the table on page 72 that clearly shows how to arrive at the disclosed “after offering” ownership number.

The above-requested table, which assumes the over-allotment option is not exercised, is set forth below:

Name	Amount of Shares Initially Owned	Amount Forfeited	Amount of shares included in Private Units	Total
Eric S. Rosenfeld	949,051	127,428	46,786	868,409
David D. Sgro	224,437	30,135	2,500	196,802
John P. Schauerman	18,000	0	7,500	25,500
Jeffery M. Moses	18,000	0	7,500	25,500
Margery Kraus	18,000	0	7,500	25,500
DKU 2013, LLC	454,500	61,200	180,000	573,300
The K2 Principal Fund LP	606,000	81,600	240,000	764,400

Securities and Exchange Commission

October 3, 2013

Description of Securities, page 78

28.
Please expand your revision in response to prior comment 58 to clarify, if true, that the public Class A shareholders may not convert their shares into cash in connection with a vote on an amendment to your charter if such amendment is not approved by your stockholders. Alternatively, please disclose when the converting Class A shareholders will receive their cash payment relative to the vote on an amendment to your charter if such amendment is not approved by your shareholders. Also, disclose the amount of cash that the dissenting shareholders will receive in connection with an amendment to your certificate of incorporation.

We have revised the disclosure on page 78 of the Registration Statement as requested.

Class B Common Stock, page 79

29.
Please address that part of prior comment 60 that asked you to clarify whether public shareholders’ Class B stock will convert into Class A even if those shareholders elect to convert all of their Class A shares into cash in connection with a vote on an amendment to your charter.

As discussed above, the Company and underwriters have determined to change the structure of the units the Company is offering such that Class B common stock is no longer being offered.  Instead, the Company will issue rights, each right entitling the holder to receive one-tenth of a share of common stock upon consummation of an initial business combination.  The disclosure on page 79 of the Registration Statement indicates that “[E]ach right will automatically entitle the holder to receive one-tenth (1/10) of a share of common stock upon consummation of our initial business combination, even if the holder of such right converted all shares of common stock then held by him, her or it in connection with the initial business combination.” (emphasis added)

30.
Your revised disclosure in response to prior comment 61 suggests that you will not engage in a business combination in which you will not be the surviving entity unless Class B holders receive the same per share consideration as Class A holders. If true, please include this in your list on page 59.

We have revised the disclosure on page 58 of the Registration Statement as requested with respect to the rights now being sold in the offering.

Securities and Exchange Commission

October 3, 2013

Exhibits

31.
Please tell us which exhibit will contain (1) the obligations mentioned in the last sentence of your response to prior comment 19, and (2) the underwriters’ waiver mentioned in your addition in the last paragraph on page 56 in response to prior comment 46.

The obligations mentioned in the last sentence of our response to prior comment 19 are contained in Exhibit 10.1 filed herewith. The underwriters’ waiver mentioned in the added disclosure in response to prior comment 46 will be contained in Exhibit 1.1, which will be filed as soon as possible.

*   *   *   *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

JMG/kab
Enclosures

cc:         Mr. Eric S. Rosenfeld